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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                  (Mark One):

         [X]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
               For the fiscal year ended December 31, 2000.
                                         -----------------

                                    OR

         [ ]   TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
               For the transition period from __________ to _________


               Commission file number     1-10890
                                      ----------------



              HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                            (Full title of the Plan)



                        HORACE MANN EDUCATORS CORPORATION

                1 Horace Mann Plaza, Springfield, Illinois 62715
               Registrant's telephone number, including area code:
                                (217) 789 - 2500
                 (Name, Address and Telephone Number of Issuer)

                                        1

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                              REQUIRED INFORMATION

Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedule are prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 2000 and 1999 are presented on pages 3 through 15.

                                       2

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                              Financial Statements
                            and Supplemental Schedule

                            Horace Mann Supplemental
                           Retirement and Savings Plan

                     Years ended December 31, 2000 and 1999
                       with Report of Independent Auditors

                                       3

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                            Horace Mann Supplemental
                           Retirement and Savings Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2000 and 1999

                                    Contents

Report of Independent Auditors ............................................  5

Audited Financial Statements

Statements of Net Assets Available for Benefits ...........................  6
Statements of Changes in Net Assets Available for Benefits ................  7
Notes to Financial Statements .............................................  8

Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets Held for Investment Purposes at End of Year (all other required schedules are not applicable).. 15





                                       4

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                         Report of Independent Auditors

Pension Committee and The Board of Directors
Horace Mann Educators Corporation

We have audited the accompanying statements of net assets available for benefits of Horace Mann Supplemental Retirement and Savings Plan (Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets held for investment purposes at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 18, 2001

                                       5

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              Horace Mann Supplemental Retirement and Savings Plan

                 Statements of Net Assets Available for Benefits

                                                          December 31
                                                      2000           1999
                                                    --------------------------
Assets
 Separate Account-Horace Mann Funds,
    at fair value:
  Growth Fund (cost $19,417,976
     in 2000, $26,791,509 in 1999)                 $17,561,721     $25,483,501
  Balanced Fund (cost $11,020,094
     in 2000, $15,256,169 in 1999)                  10,338,363      14,605,263
  Small Cap Growth Fund (cost $7,724,368
     in 2000, $4,067,799 in 1999)                    8,171,669       6,087,551
  Socially Responsible Fund (cost $4,145,920
     in 2000, $3,616,165 in 1999)                    4,460,566       3,894,558
  International Equity Fund (cost $4,528,586
     in 2000, $2,463,532 in 1999)                    4,387,131       3,307,078
  Income Fund (cost $417,713
     in 2000, $649,405 in 1999)                        397,884         598,416
  Short-Term Investment Fund (cost $142,877
     in 2000, $208,007 in 1999)                        138,015         201,402
Wilshire Funds, at fair value:
  Wilshire Large Company Growth Portfolio (cost
     $2,197,236 in 2000)                             1,786,002               -
  Wilshire 5000 Index Portfolio (cost $1,788,622
     in 2000)                                        1,557,417               -
                                                   ---------------------------
Total Mutual Funds                                  48,798,768      54,177,769

Group annuity contract, at contract value           35,701,798      38,135,792

 Horace Mann Educators Corporation Common
  Stock, at fair value (cost $11,033,924 in 2000,
  $8,455,636 in 1999)                               12,098,150       7,843,436
                                                    --------------------------
Total assets                                        96,598,716     100,156,997

Liabilities
  Withdrawals payable to participants                1,148,367         819,450
                                                   ---------------------------
Net assets available for benefits                  $95,450,349     $99,337,547
                                                   ===========================

See accompanying notes to financial statements.

                                       6

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              Horace Mann Supplemental Retirement and Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                   Years Ended December 31
                                                  2000               1999
                                                  -------------------------

Additions

Investment Income:

  Net realized and unrealized

  depreciation of investments                   ($3,049,467)     ($4,296,217)

  Interest                                        2,148,748        2,303,243

  Dividends                                       1,300,414        3,802,221
                                                ----------------------------
                                                    399,695        1,809,247
Contributions

  Employer                                        2,312,738        2,320,304

  Employee                                        5,629,937        5,744,428
                                                ----------------------------
  Total additions                                 8,342,370        9,873,979

Deductions

Withdrawals by participants                     (12,229,568)      (9,009,848)
                                                ----------------------------
Net (decrease) increase                          (3,887,198)         864,131
                                                ----------------------------

Net assets available for benefits

Beginning of year                                99,337,547       98,473,416
                                                ----------------------------
End of year                                     $95,450,349       99,337,547
                                                ============================


See accompanying notes to financial statements.

                                       7

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              Horace Mann Supplemental Retirement and Savings Plan

                          Notes to Financial Statements

                                December 31, 2000



1.   General Plan Information

Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC; HMSC and HMEC collectively referred to as the Company). The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan Document or the employee Summary Plan Description entitled Your Horace Mann Benefits Program for additional information.

The Plan is a voluntary defined contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Participating employees may contribute up to 10% of eligible compensation, including salary, overtime, commissions and certain incentive bonuses on a before-tax basis to one or more of eleven available investment funds.

The Company contributes an amount equal to 50% of the first 6% of eligible compensation contributed by participating employees. Employer contributions and earnings thereon are 20% vested for each year of service, with full vesting occurring after five years of service. In addition, employer contributions generally become fully vested in the event of disability or death. Forfeitures of nonvested employer contributions serve to reduce future Company matching contributions. Participant contributions and earnings thereon are fully vested at all times.

In accordance with the Omnibus Budget Reconciliation Act of 1993, eligible compensation for purposes of contributions was limited to $170,000 and $160,000 in 2000 and 1999, respectively. Highly compensated employees are limited to 6% participant contributions and 3% Company matching contributions.

                                       8

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                Horace Mann Supplemental Retirement Savings Plan

                   Notes to Financial Statements (continued)



1.   General Plan Information (continued)

Participant Accounts and Benefits

Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan investment earnings. The benefit to which a given participant is entitled is the benefit that can be provided from that participant's vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 2,367 and 2,452 participants at December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999, the number of participants' subaccounts in the respective investment funds were as follows:

                                                   2000              1999
                                                  -----------------------
       Separate Account - Horace Mann
        Mutual Funds:
         Equity Fund                              1,467             1,744
         Balanced Fund                              944             1,160
         Small Cap Growth Fund                    1,205               771
         Socially Responsible Fund                  822               714
         International Equity Fund                1,005               577
         Income Fund                                181               189
         Short-Term Investment Fund                  92                69
         Wilshire Large Company
          Growth Portfolio                          380                 -
         Wilshire 5000 Index Portfolio              312                 -

        Fixed Fund                                1,233             1,232

        HMEC Common Stock Fund                    1,017             1,033

Trust Agreement

All plan assets are held in trust by The Northern Trust Quantitative Advisors, Inc. The assets of the Plan are deposited in participant-directed investments: any of seven Horace Mann Mutual Fund Options available within the Horace Mann Life Insurance Company (HMLIC) Separate Account, the Wilshire Large Company Growth Portfolio and Wilshire 5000 Index Portfolio (collectively the Wilshire Funds), a group annuity contract with HMLIC, or an HMEC Common Stock Fund.


                                        9

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                Horace Mann Supplemental Retirement Savings Plan

                   Notes to Financial Statements (continued)

Effective July 1, 2000, Northern Trust Quantitative Advisors, Inc. began performing the Plan administration. Prior to July 1, 2000, the Company performed all administrative services for the Plan.

Transfers and Withdrawals

Effective July, 2000, participants may transfer all or a portion of their account balance between the various investment funds on a daily basis. Participant withdrawals (as allowed under the Plan) are permitted on a weekly basis. Previously, transfers and withdrawals were permitted on a monthly basis.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in the Company's matching contributions and related investment earnings.

2.  Investments

Mutual Funds

A separate account has been established by HMLIC for the purpose of separately investing Plan assets in one or more of seven mutual funds (Equity Fund, Balanced Fund, Small Cap Growth Fund, Socially Responsible Fund, International Equity Fund, Income Fund, and Short-Term Investment Fund). During 2000, the Plan provided participants with investment options in two Wilshire Funds.

The investment in the separate account and the Wilshire Funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The investments of the underlying mutual funds are primarily common stocks, U.S. government and corporate bonds and short-term commercial paper. The common stocks and bonds are presented at fair value, based on quoted market prices, and the short-term commercial paper is presented at cost, which approximates fair value.

                                       10

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                Horace Mann Supplemental Retirement Savings Plan

                   Notes to Financial Statements (continued)



2.  Investments (continued)

Total annual returns for each of the Mutual Funds were as follows:

                                          Annual Investment Returns
                              -------------------------------------------------
Separate Account -                1 Year        Period ended December 31, 2000
Horace Mann                   ---------------   -------------------------------
Mutual Funds                  2000      1999         5 years        10 years
-------------------------------------------------------------------------------

Equity Fund                   (4.64)%   (2.54)%       9.28%          13.09%
Balanced Fund                   .93     (1.11)        8.74           11.20
Small Cap Growth Fund        (10.84)    71.55            -               -
Socially Responsible Fund      8.79      8.39            -               -
International Equity Fund    (17.51)    51.38            -               -
Income Fund                    8.89     (1.57)        5.61            6.97
Short-Term Investment Fund     5.81      4.77         5.13            4.64

Wilshire Funds
Wilshire Large Company
  Growth Portfolio           (15.59)           -         -                -
Wilshire 5000 Index
   Portfolio                 (11.10)           -         -                -

The composition of the underlying investments in each of the Separate Account - Horace Mann Mutual Funds at December 31, 2000 and 1999 was as follows:

                                                           2000      1999
                                                           --------------
Equity Fund:
    Common and preferred stock                              99%       99%
    Cash and short-term investments                          1         1

 Balanced Fund:
  Equity Fund                                               47%        -%
  Income Fund                                               53         -
  Common and preferred stock                                 -        60
  U.S. and foreign government and agency obligations         -        18
  U.S. and foreign corporate bonds/notes                     -        18
  Cash and short-term investments                            -         4

 Small Cap Growth Fund:
  Common stock                                              94%       93%
  Cash and short-term investments                            6         7

                                       11

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                Horace Mann Supplemental Retirement Savings Plan

                   Notes to Financial Statements (continued)



2.  Investments (continued)

                                                           2000        1999
                                                          ------------------
Socially Responsible Fund:
  Common and preferred stock                                99%         96%
  Cash and short-term investments                            1           4

 International Equity Fund:
  Common and preferred stock                                91%         92%
  Cash and short-term investments                            9           8

 Income Fund:
  U.S. and foreign government and agency obligations        66%         45%
  Corporate bonds/notes                                     34          47
  Cash and short-term investments                            -           2
  Municipal bonds                                            -           6

 Short-Term Investment Fund:
  U.S. and foreign government and agency obligations        99%        100%
  Cash and short-term investments                            1           -

Wilshire Funds:

Wilshire Large Company Growth Portfolio:
  Common and preferred stock                               100%          -

Wilshire 5000 Index Portfolio
  Common and preferred stock                               100%          -



                                       12

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                Horace Mann Supplemental Retirement Savings Plan

                   Notes to Financial Statements (continued)



Investments (continued)

Group Annuity Contract

Plan participants may invest in a fixed interest rate group annuity contract with HMLIC (Fixed Fund). Plan assets invested in this contract are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants. The fair value of the group annuity contract is approximately equal to contract value.

The actual credited interest rate on the group annuity contract was 6.25% for the years ended December 31, 2000 and 1999, respectively.

The minimum guaranteed annual interest rate per the group annuity contract is 4.5%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice, but is generally changed once at the beginning of each Plan year. Beginning January 1, 2000, the actual crediting rate will be continued at 6.25%.

HMEC Common Stock Fund

The Plan's HMEC Common Stock Fund at December 31, 2000 and 1999 consisted of a pooled investment in 565,995 shares and 399,660 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at fair value with a quoted market price at December 31, 2000 and 1999 of $21.37 and $19.63 per share, respectively.

Total annual returns for investments in the HMEC Common Stock Fund were as follows:

                            Annual Investment Returns
                         ---------------------------------
                             1 Year           Since inception
                         -------------------  (November 1991)
                         2000        1999
                         -------------------------------------
                         11.8%      (30.1)%      11.4%


                                       13

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                Horace Mann Supplemental Retirement Savings Plan

                   Notes to Financial Statements (continued)


3.  Administrative Expenses

Beginning July 1, 2000, the Plan pays for its own administrative fees (.22%). All investment fees have been included in the quarterly performance gains or losses reported for individual Plan investments.

During 1999 and through June 30, 2000, the Company paid all administrative costs for the operation of the Plan and related trust, which consist primarily of trustee, audit and legal fees. The investment results of the separate account are net of investment and operating expenses charged by HMLIC and the Separate Account - Horace Mann Mutual Funds. Minimal brokerage and commission fees for the purchase of HMEC common stock are paid directly by the Trustee from the HMEC Common Stock Fund.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service that the Plan has met the provisions of the Internal Revenue Code (the Code) as being exempt from federal income tax.

The Plan is organized in accordance with section 401(k) of the Code. Participants are not subject to federal income tax on amounts contributed to the Plan or on earnings attributable to such contributions until such time as these amounts are either distributed to or withdrawn by the participants.

                                       14

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                              Supplemental Schedule

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              Horace Mann Supplemental Retirement and Savings Plan

               Schedule H, Line 4i -- Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 2000

EIN #:   37-0972590
Plan #:  004

Number
of Shares                                                          Contract or
or Units    Description of Investment                    Cost      Fair Value
-------------------------------------------------------------------------------

            Separate Account - Horace Mann
            Mutual Funds:
  850,447    Equity Fund                             $19,417,976   $17,561,721
  614,647    Balanced Fund                            11,020,094    10,338,363
  472,078    Small Cap Growth Fund                     7,724,368     8,171,669
  316,128    Socially Responsible Fund                 4,145,920     4,460,566
  307,437    International Equity Fund                 4,528,586     4,387,131
   32,113    Income Fund                                 417,713       397,884
   13,913    Short-Term Investment Fund                  142,877       138,015
                                                     -------------------------
            Total Separate Account - Horace
                          Mann Mutual Funds           47,397,534    45,455,349

            Wilshire Funds:
   48,838    Wilshire Large Company Growth
              Portfolio                                2,197,236     1,786,002
  150,913    Wilshire 5000 Index Portfolio             1,788,622     1,557,417
                                                     -------------------------
            Total Wilshire Funds                       3,985,858     3,343,419

      N/A   HMLIC Group Annuity
             Contract                                 35,701,798    35,701,798

  565,995   Horace Mann Educators
             Corporation Common Stock                 11,033,924     2,098,150
                                                     -------------------------
                                                     $98,119,114   $96,598,716
                                                     =========================





                                       15

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date 28 June 2001                  HORACE MANN SUPPLEMENTAL RETIREMENT
    -----------------                             AND SAVINGS PLAN

                                         /s/ Kathryn E. Karr
                                         -----------------------------------
                                         Kathryn E. Karr
                                         Plan Administrator
                                         Assistant Vice President,
                                         Corporate Benefits Administration



                                       16

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                                    EXHIBITS

23.  Consent of Independent Auditors

                                       17